Acquisition & Participation Agreement

1.  On May 31, 2006, Texhoma Energy, Inc. entered into a participation agreement to purchase a certain oil and gas lease (“the Lease”) from Sunray Operating Company LLC (“Sunray” or the “Operator”).

2.  Matrixx Resource Holdings, Inc., a company incorporated in Delaware, USA (“Buyer” or “Participant”) agrees to purchase from Texhoma Energy, Inc. (“Seller” or “Texhoma”), individually or jointly referred to as the Party or Parties, a specific interest in the Lease and secure participation in the further development of the Lease as detailed in Section 5 and Exhibit “A” (“the Property”).

3.  The agreed total consideration payable by Buyer to Seller for the Property is one hundred fifty thousand US dollars ($150,000) (the “Purchase Price”). The Purchase Price is compensation to Sunray and Texhoma for past investments in the property and promotion. The Buyer is further obliged to pay the Operator directly for its share of anticipated future investment in the Lease. The Buyer hereby agrees to tender to the Seller the Purchase Price as follows:

(i)	On August 29, 2006 fifty thousand US dollars ($150,000);

4.  The “Effective Date” shall be August 29, 2006 and the “Closing Date” of the sale and purchase shall be August 29, 2006. Closing shall occur at a mutually agreed location on the Closing Date. At Closing the Buyer shall tender, as hereinafter set forth, the part-Purchase Price detailed in Section 2 (ii). Simultaneously, Seller, as Assignor, shall execute and deliver to the Buyer two counterpart originals of an assignment or assignments conveying the Property to the Buyer as of the Effective Date. Buyer agrees to execute the assignment as Assignee therein. One set of the original and fully executed assignment shall be sent for recording in the relevant county in Texas immediately following Closing. Buyer shall retain the other set of the original executed assignment. Seller shall prepare and submit to Buyer for its review the proposed form of assignment at least 5 days prior to the Closing Date.

5.  Buyer will acquire and participate in a forty-two and a half percent (42.5%) Working Interest (“WI”) in the Buck Snag Field (the “Property”), (See “Exhibit A”), for $150,000;

6.  Buyer will acquire the Property on the following conditions:

(i)
Texhoma will be given the right to back-in for a 12.5% WI after Payout of the Investment. Payout is defined as the receipt by the Buyer of the equivalent of the Purchase Price and the Investment out of revenue distribution from the Operator;

(ii)
Sunray will remain the Operator of record for the Lease. As the Operator, Sunray will provide monthly Lease Operating Reports detailing expenditure, investment, sales revenue and royalties paid on behalf of the Lease owners (Sunray, Texhoma and the Participant), accompanied by either a cash-call or a revenue distribution cheque, whichever the case may be; Buyer acknowledges that Sunray has the right to a one-eighth of eight-eights (12.5% of 8/8) at payout.

(iii)
The Parties will enter into negotiations leading to the execution of a mutually agreeable Joint Operating Agreement (JOA) based on standard industry terms within 30 days of completion and closing of this Agreement.

7.  Buyer, and its representatives, shall be entitled to conduct a due-diligence review of the Property at the sole risk and expense of Buyer. Such due-diligence review must be completed by Buyer not less than five days prior to Closing. Seller shall provide Buyer and its representatives access to all data pertaining to the Property. Buyer shall satisfy itself as to title and physical condition of the Property including environmental condition.

8.  All expenses incurred by Buyer in connection with or related to the submission of this offer, the contemplated transaction, and all other matters relevant to Closing, including without limitation, all fees and expenses of counsel, accountants and financial advisors employed by the Buyer shall be borne solely and entirely by Buyer.

9.  Buyer and Seller agree that the terms and conditions of this Agreement as well as all data and information provided to Buyer by Seller shall be treated as confidential and shall not be disclosed to any third party without the prior written consent of the parties hereto, except as may be required by law. In the event Closing does NOT occur or this Agreement otherwise becomes null and void Buyer agrees to return to Seller any and all information regarding the Property that were provided to Buyer by Seller.

10.  The Buyer of the Property shall be based solely on the Buyer’s evaluation of the Property within the agreed period and Seller warrants no other disclosure. The election to complete the acquisition and funding of the Property shall reside in the sole election of the Buyer.

11.  This Agreement shall be interpreted under the Laws of the State of Texas.

12.  This Agreement and the exhibits hereto constitute the full and entire understanding and agreement between the Parties and no Party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

13.  The parties hereto agree to comply with any and all applicable laws, rules and regulations affecting the Properties and the contemplated transaction.

Agreed to and accepted this 29th day of August, 2006

for Buyer:

Matrixx Resource Holdings, Inc.

By: ____________________________________________
Catherine Thompson, President

Agreed to and accepted this 29th day of August, 2006

for Seller:

Texhoma Energy, Inc.

By: ____________________________________________

Max Maxwell, President & CEO

Exhibit “A”

Attached to and made a part of that certain Agreement between Matrixx Resources Holding, Inc., as Buyer, and Texhoma Energy, Inc., as Seller, regarding the purchase and sale of the hereinafter described “Property.”

The Property:

1 Buck Snag Field.
Leases covering approximately 280 acres of land in Colorado County, Texas for a total consideration of $150,000. Buyer will acquire an undivided 42.5% interest in the leases, subject to existing overriding royalty interests equal of 28% of 8/8.

The proposed well dry hole cost is estimated to cost $170,000 gross (8/8ths) of which Buyer’s obligation is $47,750 on or before August 21, 2006 and $24,500 on or before August 29, 2006. Anticipated completion cost is $90,000 gross (8/8ths) of which Buyer’s obligation is $37,800. Buyer’s fully paid interest shall entitle Buyer to 42.5% of production revenues after royalty interests and expenses are paid.